FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) for November 2007

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: December 12, 2007

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

Suite 309 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

December 12, 2007

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

November 1, 2007

Anglo Swiss Resources Commences Drilling on the Kenville Gold Property - Receives Geophysical Report and Recommendations - Alkalic Porphyry Copper (+/- Gold Silver, Molybdenum) Target

VANCOUVER, BRITISH COLUMBIA, November 1, 2007 -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) is pleased to announce it has started a  Phase 1 diamond drilling program at its wholly owned Kenville Gold Property, located near the city of Nelson, in south-eastern British Columbia.

The Company is exploring a large alkalic porphyry copper, gold, silver and molybdenum target previously identified by work programs in the 1990’s conducted by Teck Exploration Ltd. Historical drilling by Teck in 1995 and 1996 yielded numerous zones of copper, silver, gold and molybdenum mineralization.

Full Force Drilling Ltd. began work on October 11th with the program targeted to drill approximately 1,500 metres (4,921 feet). The Company is planning a Phase 2 program of an additional 5,000+ metres (16,400 feet) upon evaluation of the Phase 1 drill program.

The 2007 drill program will test mineral zones along an indicated 1100 metre (3608 feet) north/south & 700 meter (2296 feet) east/west zone, containing strongly anomalous values in gold, silver, copper and molybdenum. This is based on Teck’s work as well as recent technical work completed by Insight Geophysics on a strong geochemical anomaly on the west side of Eagle Creek.

The Company has received a report entitled "Report on the Interpretation of Induced Polarization Kenville Gold Project”, Nelson, British Columbia, Canada, by Jeremy S. Brett, MSc., PGeo., MPH Consulting Ltd. The full report is available on the Company's website at www.anglo-swiss.com and on the Company’s SEDAR site. The MPH report states the geophysical data is of excellent quality and includes maps with drill site locations and geochemical data.

The Induced Polarization geophysical survey was completed by Insight Geophysics in September of 2007.  A total of 18.7 line-km (11.7 miles) of gradient and 5.9 line-km (3.7 miles) of high resolution Insight Section resistivity and chargeability data were collected, covering approximately 20% of the property. Chargeability and resistivity were effectively mapped to depths of ~400 meters (1312 feet).

Copper and molybdenum soil geochemical anomaly trends (with associated gold and silver) over 1100 meters (3608 feet) are coincident with north-south trending moderate chargeability highs, interpreted as copper/molybdenum targets, and north-south trending resistivity lows and highs, which are interpreted as possible alteration zones.  All trends are interpreted as being open in all directions

The property is located within the Eagle Creek diorite porphyry and is host to gold-bearing quartz veins and silica-potassic alteration zones, which typically host the copper +/- molybdenum mineralization.

The Kenville Gold Mine is one of the oldest and most prolific producers in the district, producing intermittently from 1890 to 1954, with the bulk of production from 1899 to 1912. Government records indicate that past production from 181,295 tons mined totaled:

•

2,029 kilograms of gold or 4,473 pounds;

•

861 kilograms of silver or 1,848 pounds;

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23.5 tonnes of lead or 51,808 pounds;

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15 tonnes of zinc or 33,069 pounds;

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1.6 tonnes of copper or 3,527 pounds;

•

37 kilograms of cadmium or 81.5 pounds.

A previous drill program during 1995 and 1996, performed by Teck Exploration Ltd. (TeckCominco) on the porphyry target zone, intersected numerous anomalous to locally economic mineral values including:

•

1.03% copper (20.6 pounds per ton), 8.18 g/t silver (0.29 ounce per ton), 439 parts per million (ppm) molybdenum across 8.7 metres (28.5 feet) in drill hole TK-95-03;

•

0.70% copper (14 pounds per ton), 1.12 g/t gold (0.04 ounce per ton), 6.7 g/t silver (0.2 ounce per ton) across 4.2 metres (13.8 feet) in drill hole TK-95-02;

•

82.15 g/t gold (2.9 ounces ton), 34.1 g/ton silver (1.2 ounces per ton) across 0.25 metre (0.82 feet) in drill hole TK-95-05;

•

0.228% copper (4.5 pounds per ton) and 365 parts per billion gold across 7.6 metres (24.9 feet) in drill hole TK96-05.

The 1995-1996 Teck program consisted of 12 drill holes totaling 2,427 metres (7,962 feet). Generally strong alteration is present throughout the majority of the Teck drill holes, with locally strong concentrations of gold, copper, silver and molybdenum. The company believes that the results of past drilling programs, in combination with recent geochemical and geophysical programs, are indicative of a potential porphyry system of significant extent and grade.

The preceding excerpts from the 1995 and 1996 Teck reports on the work programs on the Kenville property predate the NI 43-101 standards and are historical in nature.

Greg Thomson, P.Geo., is the qualified person for Anglo Swiss Resources for the geology and drilling on the property and Jeremy S. Brett, P.Geo. of MPH Consulting Limited is the qualified person for the geophysical data.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.

About Anglo Swiss Resources: www.anglo-swiss.com

Anglo Swiss Resources holds key gold (British Columbia) and diamond (North West Territories) properties in close proximity to successful mining operations. The Company has completed its 2007 drilling on the Fry Inlet diamond project. All kimberlite-bearing drill core has been logged, split and forwarded for laboratory diamond analysis. Diamond count will be released when received.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com. To find out more about Anglo Swiss Resources, visit our website at www.anglo-swiss.com.

The Contents of this release have been approved by Greg Thomson, P. Geo., a Qualified Person as defined in NI 43-101.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries

Len Danard

President & CEO

(604) 683-0484

(604) 683-7497 (FAX)

Email: info@anglo-swiss.com

Investor Relations

Investor Relations
Canada

United States

Jeff Walker / Grant Howard

Tony Schor or Jim Foy

The Howard Group Inc.

Investor Awareness Inc.

Toll Free: 1-888-221-0915

847-945-2222

www.howardgroupinc.com

http://www.investorawareness.com

November 6, 2007

Anglo Swiss Resources Encounters Significant Sulphide Mineralization During Drilling At Its Kenville Mine Property, Nelson, BC

VANCOUVER, BRITISH COLUMBIA, November 6, 2007 -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) is providing an initial progress report at the outset of its Phase 1 Diamond Drill Program at  the Kenville Mine  project. The current Phase 1 drill program, entailing approximately 1500 meters (4900 feet), is in its early stages with the first two drill holes (AK07-01 & AK07-02) completed on Line 2500 N.

Highlights of DDH AK07-01:

•

Hole AK07-01 (azimuth east, dip -45 degrees) contained significant sulphide mineralization throughout the upper portions of the drill hole, to approximately 215 meters (705 feet), with the drill hole terminating at 369.4 meters (1212 feet).

•

Porphyry style disseminated copper (mainly chalcopyrite) was encountered at the top of drill hole AK07-01 to approximately 25 meters (82 feet) depth in the hole.

•

A second larger zone of consistent disseminated chalcopyrite mineralization was encountered from 145 meters to 215 meters (70 meters) or from 476 feet to 689 feet (229 feet).

•

Mineralization in drill hole AK07-01 is generally hosted within siliceous dark foliated, magnetite enriched diorites, containing variable disseminated concentrations of pyrite, chalcopyrite with traces of bornite.

•

Mineralization encountered in drill hole AK07-01 occurs within a well-defined IP chargeability high as delineated by the 2007 summer geophysical surveys carried out over the western portion of the Kenville property.

Highlights of DDH AK07-02:

•

Hole AK07-02 was positioned at the same collar location as drill hole AK07-01. The initial dip of this hole was set at minus 70 degrees, drilled towards the west.

•

This drill hole was drilled to a final depth of 195.1 meters (640 feet), with the hole designed to test a zone of low chargeability and low resistivity, which was postulated as a possible mineralized alteration zone.

•

Sporadic zones of copper mineralization were encountered within foliated diorites from surface to 58.6 meters (192.25 feet) depth.

•

A separate zone of disseminated chalcopyrite occurred within silicified diorite over the interval 157.3 to 168.3 meters (36 feet).

This Phase 1 drill program is designed to test areas of variable IP chargeability, resistivity and geochemical anomalies throughout the surveyed grid area measuring 1100 meters (3608 feet) north/south and 700 meters (2926 feet) east/west, with depth measured to 400 meters (1312 feet).

Drill hole core samples have been sent to an accredited assay lab for both gold assay and multi-element ICP analysis. Results will be reported promptly upon receipt by Anglo Swiss Resources.  The 2007 drill results will be combined with the existing geochemical data and previous drill results to assist the technical staff in selecting further drill locations for the Phase 2 drill program.

The Kenville site is 10 kilometers (6.2 miles) west of Nelson, British Columbia, which is located in the West Kootenay region of southern British Columbia. This is a prolific area of numerous mineral showings and past producing mines, including the Kenville Gold Mine, explored since the late 1800’s.

Len Danard

President & CEO

(604) 683-0484

(604) 683-7497 (FAX)

Email: info@anglo-swiss.com

November 9, 2007

VANCOUVER, BRITISH COLUMBIA, November 9, 2007 -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) is reporting on corporate amatters with respect to shares issued and distributed in the month of October, 2007.

The Company has issued the following shares through the exercise of warrants and options in the month of October, 2007.

•

420,000 shares for proceeds of $42,000, warrants

•

68,000 shares for proceeds of $14,960, warrants

•

100,000 FT shares for proceeds of $15,000, warrants.

•

328,125 shares for proceeds of $32,812.50 from options.

In total the Company has issued 916,125 shares for proceeds of $104,772.50.

In keeping with ongoing disclosure the Company continues to defend a dispute with respect to the Kenville Mine Property (see news releases2007-01-02 and 2007-05-30).   Anglo Swiss considers this dispute to be without merit and intends to continue to vigorously defend against it.

The Company has been named as defendant in a lawsuit filed with the British Columbia Supreme Court by Gold Standard Resources Corp. ("Gold Standard").  Gold Standard, along with other former optionees, was previously notified by Anglo Swiss that the option joint venture agreement with Anglo Swiss involving the Kenville Mine Property is at an end and that they have no interest in the Property.  Gold Standard's suit involves the same subject matter and claims the same relief as that sought in a current lawsuit involving the same parties that was commenced in December 2006.

Len Danard

President & CEO

(604) 683-0484

(604) 683-7497 (FAX)

Email: info@anglo-swiss.com

November 13, 2007

Anglo Swiss Resources Inc. Reports on Drill Results for Drill Hole AK07-03
Testing a 300-meter Wide by 400-meter Deep IP Chargeability Anomaly on the Kenville Mine Property

VANCOUVER, BRITISH COLUMBIA, November 13, 2007 -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) is pleased to report on information received from Company geologist(s) regarding initial observations of drill hole AK07-03 on its 100% owned Kenville Mine property located in south-eastern British Columbia..

Drill hole AK07-03, drilled 185 meters (607 feet) west of drill holes AK07-01 and AK07-02, has tested a large discrete IP chargeability anomalous zone, containing significant sulphide concentrations.  Visual examination of drill core to date indicates mineralization and alteration styles that are consistent with an alkalic porphyry copper-gold deposit-type.

The Phase 1 drill program is currently exceeding the Company’s expectations from the initial 3 holes, particularly with respect to the positive results obtained from the testing of geophysical and geochemical anomalies. Both Induced Polarization (IP) and Geochemical anomalous zones are persistent along at least 1000 meters (3,288 feet) of north/south strike, 700 meters (2,926 feet) east/west, with depth measured to 400 meters (1,312 feet), providing numerous drill targets for the Phase 2 drill program.

Several points of interest regarding drill hole AK07-03 are as follows:

•

Drill hole AK07-03 was located on line 2500 North, station 325 West, which is located 185 meters (607 feet) west of the drill collars of previously reported drill holes AK07-01 and AK07-02.

•

Drill hole AK07-03 was drilled to the east at a dip of minus 45 degrees to a final hole depth of 150 meters (492 feet).

•

The IP chargeability anomaly tested by drill hole AK07-03 lies to the west of the IP chargeability anomaly tested by drill hole AK07-01. The IP chargeability anomaly tested by drill hole AK07-03 comprises a very discrete zone measuring approximately 300 meters (984 feet) wide with persistent depth indications to at least  400 meters (1,312 feet).

•

 Drill hole AK07-03 contained consistent moderate to intense areas of silica-potassic flooding of the dioritic host rocks, with intervening zones of variable silicification (quartz replacement), from the top of the drill hole to 89.7 meters (294.3 feet) depth.

•

The silica-potassic flooded and silicified zones are generally accompanied by variable concentrations of fine to coarse-grained pyrite with fine-grained associated chalcopyrite.

•

The mineralized silicified zone in drill hole AK07-03 shows very good correspondence with the strongest portion of the targeted IP chargeability anomaly.

•

Mineralization and alteration styles observed to date are consistent with a class of alkalic copper-gold porphyry deposits referred to as quartz alkalic, with the majority of mineralization associated with silicification occurring within magnetite-bearing foliated to non-foliated porphyritic diorites.

All drill hole core samples are being sent to an accredited assay lab for both gold assay and multi-element ICP analysis. Results will be reported promptly upon receipt by Anglo Swiss Resources.  The 2007 drill results will be combined with the existing geochemical data and previous drill results to assist the technical staff in selecting further drill locations for the Phase 2 drill program.

The Kenville site is 10 kilometers (6.2 miles) west of Nelson, British Columbia, which is located in the West Kootenay region of southern British Columbia. This is a prolific area of numerous mineral showings and past producing mines, including the Kenville Gold Mine, explored since the late 1800’s.

Leonard Danard Goes ''Beyond the Press Release''

Please join President and CEO, Leonard Danard as he goes "Beyond the Press Release" to provide shareholders with an audio address that further discusses the results described within this press release. The address will be available on the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/ir/angloswiss on or before November 16, 2007.

Len Danard

President & CEO

(604) 683-0484

(604) 683-7497 (FAX)

Email: info@anglo-swiss.com

November 19, 2007

Anglo Swiss Resources Drill Hole AK07-04 Extends Strike Length of Known Eagle Gold Vein and Confirms Zones of Disseminated Copper Mineralization

VANCOUVER, BRITISH COLUMBIA, November 19, 2007 -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) today reported that as a result of evident visual mineralization from drill hole AK07-04 that it will now focus on both the porphyry copper-gold potential on the Kenville property as well as the continued exploration on the Eagle vein system, which is a known carrier of high grade gold and silver values.

This is the fourth of a just completed five-hole Phase One 1500 meter drill program on the Kenville Mine property, located 10 kilometers west of Nelson, in south-eastern British Columbia.

Drill hole AK07-04 was drilled on line 2600 north at station 225 west or approximately 130 meters (426 feet) northeast of previously reported drill hole AK07-03. The drill hole was drilled to the east at a dip of –45 degrees to a final hole depth of 352.2 meters (1,155.5 feet).

Drill hole AK07-04 was targeted on an area of high IP chargeability, which was also crossed by 1995 Teck drill hole TK05-03. The Teck drill hole contained a distinct zone of copper-bearing mineralization throughout lower portions of the drill hole, culminating in an 8.7-meter intersection of 1.03% copper with silver and molybdenum credits.

Drill hole AK07-04 was drilled entirely within magnetite bearing massive to locally foliated diorite porphyry, with local intervening lamprophyre dikes.  Several zones of promising mineralization were intersected in the drill hole as follows:

•

Distinct zone of silicification occurs from 281.2 to 296.1 meters (14.9 m or 48.9 feet). The silicification contains generally pervasive fine-grained pyrite. At approximately 288.65 meters the hole intersected a multiple number of mineralized quartz veins, recognized as the Eagle Vein system, that was discovered by 1995 Teck drill holes TK05-04 and TK05-05.

•

Of note, the main veining occurs between 290.5 to 295.2 meters (4.7 m or 15.4 feet) and contains numerous strong clots and disseminations of coarse pyrite with associated chalcopyrite and traces of galena, both within the veins and within intervening silicified diorites.

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Assay results from previous Teck drilling that first identified the Eagle Vein system returned grades of 82.15 g/t gold (2.9 ounces/ ton), 34.1g/t silver (1.2 ounces per ton) across 0.25 metre (0.82 feet).

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A broad zone of pervasive silicification occurs in the drill hole from 164.0 to 205.4 meters (41.4 meters or 136 feet). Within the silicified diorites are found pervasive variable disseminated concentrations of mixed fine grained pyrite and chalcopyrite, with locally strong concentrations (2 to 5%) of chalcopyrite occurring within 1 to 2 meter lengths (3.28 to 6.56 feet) over the interval 168.2 to 184.8 m

•

Pervasive silicification occurs in a distinct zone from 251.75 to 254.8 m (3.05 m or 10 feet). Within this area of silica alteration are found finely disseminated pyrite and chalcopyrite, with relatively strong chalcopyrite present from 251.75 to 252.4 meters.

Len Danard

President & CEO

(604) 683-0484

(604) 683-7497 (FAX)

Email: info@anglo-swiss.com

November 26, 2007

Anglo Swiss Resources Confirms 50-Meter Down-Dip Extension of

Eagle Gold Vein System in Drill Hole AK07-05

VANCOUVER, BRITISH COLUMBIA, November 26, 2007 -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) today reported that based on visual determination by the onsite technical team, the Eagle Gold Vein System was again intersected in drill hole AK07-05, thus extending its down-dip extent from the vein intercept found in drill hole AK07-04 for a distance of 50 meters or 164 feet .

The Eagle vein is the newest addition to the five known historic high-grade gold vein systems that have made the Kenville Gold Mine one of BC’s most prolific gold producers. The presence of the Eagle vein system suggests a significant previously unknown gold target on the western side of the Kenville property ..

The discovery of the Eagle vein system is important as the Company’s technical team believe s that other high-grade gold veins may be discovered on the west side of Eagle Creek.  The Eagle vein system is one of several other known vein systems on the Kenville property, including the multiple Kenville Mine veins as well as the Venango gold-silver veins, located at the extreme western side of the Kenville property.

Anglo Swiss is very pleased with the overall initial results of the 2007-drilling program on the Kenville property and looks forward to receiving assay results for the five drill holes. The drill program encountered significant mineralization in every hole, and helped define the known Eagle Vein system in holes AK07-04 and AK07-05. The drill program has also confirmed the presence of potentially economic bodies of porphyry-style disseminated copper +/-gold mineralization. The porphyry copper-gold geophysical model is being evaluated through the drill testing of IP geophysical and geochemical targets as presented in the MPH Report (NR 2007-11-01).

This fifth drill hole concludes the Phase 1 drill program for a total of 1363.4 meters on the Kenville property near Nelson, British Columbia. Due to the success of the initial drill program the Company’s technical staff is preparing the Phase 2 drill program of 10,000 meters to start in early 2008.

In summary:

•

The main Eagle vein intercept in drill hole AK07-05 represents a true width of 1.65 meters or 5.4 feet . The Eagle vein was first encountered by Teck in TK95-05 a 0.25 m or 0.82 foot intersect that graded 2.4 oz/ton gold.

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The 5.4 - foot vein intercept in drill hole AK 07 -05 is contained within a broader zone of pervasive silicification of 5.1 meters or 16.7 feet ..

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The point from where the Eagle vein system was intersected in drill hole AK07-04 to where it was intersected in AK07-05 shows an extension of the vein system down its dip for a distance of 50 meters or 164 feet ..

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By comparing the 1995 Teck intersections of the Eagle vein system and the two intercepts in drill holes AK07-04 and AK07-05, the vein system can be traced along its strike distance for approximately 150 meters or 492 feet .

•

The Eagle vein system remains open to the northwest and southeast and at depth.

•

A sectional view of the Eagle vein intercepts can be viewed by clicking this link (Marketwire to add Link)

Technical descriptions are below:

Drill hole AK07-05 was drilled on line 2600 north at station 225 west at the same collar location as drill hole AK07-04. AK07-05 was drilled to the east at a dip of –55 degrees to a final hole depth of 323.7 meters (1062 feet). AK07-05 provided increased depth comparisons with disseminated and vein-style mineralization as intersected in drill hole AK07-04.

Both Drill holes AK07-04 and AK07-05 were drilled entirely within magnetite-bearing massive to locally foliated diorite porphyry, with local intervening lamprophyre dikes.  Drill hole AK07-05 contained similar zones of silicification and mineralization as reported for drill hole AK-04, with the following specific descriptions:

•

The Eagle vein was intersected in drill hole AK07-05 from 291.4m to 293.05 meters, which represents a close to true-width intersection of 1.65 meters or 5.4 feet. The main Eagle vein contains strong clots and disseminations of mixed coarse pyrite and chalcopyrite and traces of galena, having very similar mineralization styles to the Eagle vein intercept seen in drill hole AK07-04. The vein is encompassed within silicification, which extends from 289.05m to 294.15m, giving an overall silicified-vein interval of 5.1 meters or 16.7 feet. The down-dip separation between vein intercepts in drill holes AK07-04 and AK07-05 is approximately 50 meters or 164 feet.

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Pervasive silicification occurs in drill hole AK07-05 from 184.4 to 202.9 meters (18.5 m or 60.7 feet). This zone appears to be correlated with the silicified zone in drill hole AK07-04 from 164.0 to 205.4 meters (41.4 m or 135.7 feet). Localized concentrations of chalcopyrite were observed in drill hole AK07-05 from 193.1 to 200.35 meters (7.25 m or 23.7 feet).

•

The strike distance from where two 1995 Teck holes intersected the Eagle vein to where the vein was intersected  in AK07-04 and AK07-05  is approximately 150 meters or 492 feet. It is probable that the Eagle vein system continues along strike both to the northwest and southeast as well as to increased depths.

•

Pervasive silicification occurs in a distinct zone from 275.45 to 281.7 meters (6.35 m or 20.5 feet). Within this zone are found localized areas of strong vugginess or openings in the rock as well as numerous fracture or breccia fills of chlorite, pyrite and magnetite. At 280.3 meters is found a 15-centimeter band of coarse, brecciated massive pyrite, with minor chalcopyrite. It is likely that this zone of silicification and mineralization is correlated with the mineralized silicified zone intersected in drill hole AK07-04 from 251.55 meters to 254.8 meters (3.25m or 10.6 feet).

The Kenville property is being explored for the porphyry copper +/- gold potential on the south-western portion of the property as well as the continued exploration on the nearby Eagle vein system, which is a known carrier of high grade gold and silver values.

Len Danard

President & CEO

(604) 683-0484

(604) 683-7497 (FAX)

Email: info@anglo-swiss.com

November 27, 2007

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

ANGLO SWISS ANNOUNCES EQUITY OFFERINGS

Vancouver, British Columbia (TSX Venture: ASW) (OTCBB: ASWRF) (BERLIN: AMO), November 27, 2007 – Anglo Swiss Resources Inc. ("Anglo Swiss") announced today that it intends to complete the following private placements, subject to receipt of all applicable regulatory approvals:

(i)

up to 6,315,790 flow-through units ("Flow-Through Units") of Anglo Swiss at a price of $0.475 per Flow-Through Unit for total gross proceeds of up to $3,000,000, each Flow-Through Unit consisting of one flow-through common share and one-half of one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share of Anglo Swiss for a period of 24 months from the closing of the private placement at a price of $0.80 per share during the first 12 month period and at a price of $1.00 per share during the second 12 month period; and

(ii)

up to 5,000,000 units ("Units") of Anglo Swiss at a price of $0.40 per Unit for total gross proceeds of up to $2,000,000, each Unit consisting of one common share and one-half of one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share of Anglo Swiss at a price of $0.60 per share for a period of 24 months from the closing of the private placement.

All securities issuable under this private placement will be subject to a hold period under Canadian securities laws of four months and one day from the closing date.

Anglo Swiss intends to use the proceeds from the private placement to fund further exploration on its wholly-owned Kenville Gold Property and on the Fry Inlet Diamond Property in which it is earning up to a 60% interest pursuant to an option and joint venture agreement, to fund the refurbishment of Anglo Swiss' Kenville Mill, as well as for general working capital purposes.

The MineralFields Group has advised Anglo Swiss that it intends to acquire 4,210,526 Flow-Through Units for gross proceeds of $2,000,000 and 1,250,000 Units for gross proceeds of $500,000.

About MineralFields, Pathway and First Canadian Securities ®

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com First Canadian Securities ® is active in leading resource financings (both flow-through and hard dollar) on competitive, effective and service-friendly terms, with investors both within, and outside of, MineralFields Group.

About Anglo Swiss

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the acquisition and development of quality precious/base metal and gemstone properties that have undiscovered resource potential. The company is actively exploring and drilling its 100% owned, advanced staged Kenville Gold Property located in southeastern British Columbia with the goal of developing a world-class porphyry copper and gold deposit.  The company is also in the process of exploring a diamondiferous bearing kimberlite property, known as the Fry Inlet Diamond Property, located in the Lac de Gras region of Canada's Northwest Territories in which it has the right to earn up to a 60% interest pursuant to an option and joint venture agreement with New Shoshoni Ventures Ltd.

Len Danard

President & CEO

(604) 683-0484

(604) 683-7497 (FAX)

Email: info@anglo-swiss.com

END.